Exhibit 99.32

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NexTech’s ARitize™ eCommerce Platform Selected by Just Vertical to Provide Immersive Augmented Reality Online Shopping Experiences

April 23, 2019 – New York, NY - Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB:NEXCF) (CSE:NTAR) (FSE:N29) today announced that it has signed a deal with Just Vertical, a hydroponic farming technology company, to provide augmented reality solutions to enhance the online shopping experience. Just Vertical will utilize NexTech’s ARitize™ eCommerce platform to create true 3D AR models of its AEVA hydroponic farming system, enabling consumers to ‘place’ it in their home before purchase to assure correct sizing and aesthetic appeal.

“Traditional agriculture is in dire need of disruption, as the current solutions on the market are not cutting it for consumers. We believe we’re on the path to changing that – our AEVA system has already helped to save more than two million liters of water, grown more than 10,000 pounds of fresh local food, and eliminated more than 100 million miles of food transport,” said Kevin Jakiela, co-founder of Just Vertical. “We chose NexTech to ARitize™ our AEVA system because we know it will provide a better level of education for our product and empower the consumer’s path to purchase as they shop on our website. We’re excited to provide our consumers an AR shopping experience like no other in the agricultural industry.”

NexTech’s ARitize™ eCommerce solution is a monthly SaaS subscription platform that enables retailers to transform 2D images into true 3D AR experiences. Utilizing two lines of simple coding, NexTech’s browser-based technology eliminates the gap online shoppers feel between themselves and the product, allowing them to effectively try or place the product in their home before they buy it. Just Vertical’s customers will be able to view the AEVA farming system in high fidelity 3D, with full 360-degree rotation, as if they were walking directly around the item themselves.

“For retailers selling larger-sized items, like Just Vertical’s AEVA farming system, utilizing AR technologies to showcase the product online provides an edge that can push consumers toward purchase. Many are hesitant to purchase a large item online without seeing it first in their living space. Our ARitize™ eCommerce platform enables them to do just that,” said Evan Gappelberg, CEO of NexTech. “The selection of our ARitize™ eCommerce platform by yet another retailer not only highlights the demand for innovative AR technologies in the eCommerce space, but also validates the power of our industry-leading solutions as we continue to grow our customer-base.”

Gartner reports 100 million consumers will shop in augmented reality online and in- store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programmed to be used for eCommerce or for education in the medical device market.

About NexTech AR Solutions Corp.

NexTech is bringing a next-generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere. Online retailers can subscribe to NexTech’s state-of- the-art, 3D AR/AI solution for $79/mo. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact: Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward- looking information that are incorporated by reference herein, except as required by applicable securities laws.